                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. __)*

                    Under the Securities Exchange Act of 1934


                      SAFETY COMPONENTS INTERNATIONAL, INC.
                      -------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                           (Title of Class Securities)

                                    786474205
                                    ---------
                                 (CUSIP Number)
                                 LEONARD DISALVO
                        VICE PRESIDENT -- FINANCE AND CFO
                               ZAPATA CORPORATION
                         100 MERIDIAN CENTRE, SUITE 350
                            ROCHESTER, NEW YORK 14618
                               TEL. (585) 242-2000

                                   COPIES TO:
                              GORDON E. FORTH, ESQ.
                             WOODS OVIATT GILMAN LLP
                             700 CROSSROADS BUILDING
                                TWO STATE STREET
                            ROCHESTER, NEW YORK 14614

                               TEL. (585) 987-2800

                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                               SEPTEMBER 18, 2003
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment
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      containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Zapata Corporation
      74-1339132
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                              (a)  / /
                              (b)  / /
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(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
                         (7)   SOLE VOTING POWER

                                    2,663,905 shares
                         -------------------------------------------------------
NUMBER OF SHARES         (8)   SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               0
WITH                     -------------------------------------------------------

                         (9)   SOLE DISPOSITIVE POWER

                                    2,663,905 shares
                         -------------------------------------------------------
                         (10)  SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,663,905 shares
--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
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      (See Instructions)                                                     / /
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      53.7%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions)

      CO

ITEM 1. SECURITY AND ISSUER.

      This Schedule relates to shares of the Common Stock, par value $.01 per share ("Common Stock") of Safety Components International, Inc. (the "Issuer"). The Issuer's principal executive office is located at 41 Stevens Street, Greenville, South Carolina 29605.

ITEM 2. IDENTITY AND BACKGROUND.

      This statement is submitted by Zapata Corporation ("Zapata"), a corporation organized under the laws of the State of Nevada. Zapata is a holding company which currently has one principal operating company, Omega Protein Corporation (NYSE: "OME"), in which it has a 60% ownership interest. Omega Protein is the nation's largest marine protein company. In addition, Zapata owns 98% of its subsidiary, Zap.Com Corporation (OTCBB: "ZPCM"), which is a public shell corporation. Zapata's principal business and office address is 100 Meridian Centre, Suite 350, Rochester, New York 14618.

      Zapata has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Information as to the identity and background of the directors, executive officers and controlling person of Zapata is set forth in Appendix A attached hereto, which is incorporated herein by reference. All of the individuals indicated in Appendix A are U.S. citizens and each such person disclaims beneficial ownership of the Common Stock beneficially owned by Zapata.

      Neither Zapata nor, to the best knowledge of Zapata, the individuals listed in Appendix A, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      As of September 23, 2003, Zapata had invested $30.9 million (inclusive of brokerage commissions) in shares of Common Stock. The source of these funds is Zapata's working capital.

ITEM 4. PURPOSE OF THE TRANSACTION

      Zapata purchased shares of Common Stock to establish a significant equity interest in the Issuer. Depending upon overall market conditions, other investment opportunities, the availability of Common Stock at desirable prices, the Issuer's financial condition, business
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prospects and other developments concerning the Issuer or Zapata, Zapata may endeavor to increase its position in the Issuer through, among other things, the purchase of Common Stock in open market or private transactions or to dispose of its Common Stock, in all cases on such terms and at such times as Zapata deems advisable.

      Zapata plans to contact the Issuer. Depending on Zapata's on-going evaluation of the Issuer as well as other factors which Zapata deems relevant, Zapata may discuss with the Issuer, among other matters, representation on the Issuer's board of directors and take such other actions as it deems appropriate, including, without limitation, communicating with other stockholders of the Issuer, presenting proposals for consideration or nominees for election as directors at a meeting of the Issuer's stockholders or offering to acquire the Issuer. Zapata reserves the right to change its intention with respect to any and all matters referred to in this Item 4. Except as set forth in this Item 4, the Issuer does not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date of this Schedule 13D, Zapata beneficially owns 2,663,905 shares of Common Stock. Based on information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission, such shares constitute approximately 53.7% of the issued and outstanding shares of Common Stock. To the knowledge of Zapata, no shares of Common Stock are beneficially owned by any of the persons enumerated in Instruction C to Schedule 13D.

      (b) Zapata has the sole power to vote and sole power to dispose of 2,663,905 shares of Common Stock.

      (c) The following is a description of all transactions in the Common Stock within the last 60 days. Each transaction was a privately negotiated block purchase by Zapata.

SETTLEMENT DATE
OF TRANSACTION        NO. OF SHARES         PRICE PER SHARE
---------------       -------------         ---------------
    9/23/03              844,027                 $11.25
    9/23/03               9,687                  $11.25
    9/23/03             1,285,191                $11.75
    9/23/03              525,000                 $11.75


      (d) No person other that Zapata is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Each of the sellers of the shares of Common Stock have executed and delivered to Zapata irrevocable proxies to vote at the Issuer's 2003 annual meeting of stockholders the shares of Common Stock held by them or with respect to which they have the right to vote as of the record date for such annual meeting. Copies of the proxies are filed as exhibit 1 through 4 and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Irrevocable Proxy dated September 26, 2003 executed by Putnam Investment Management, LLC in favor of Zapata

2. Irrevocable Proxy dated September 26, 2003 executed by Putnam Fiduciary Trust Company on behalf of Marsh & McLennan Companies, Inc. in favor of Zapata

3. Irrevocable Proxy dated September 26, 2003 executed by Wayland Investments Fund, LLC in favor of Zapata

4. Irrevocable Proxy dated September 26, 2003 executed by Jefferies & Company, Inc. in favor of Zapata
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                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: September 29, 2003

                                        ZAPATA CORPORATION

                                        By:      /s/ Leonard DiSalvo
                                                 -------------------------------
                                        Name:    Leonard DiSalvo
                                        Title:   VP -- Finance and CFO
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                                   APPENDIX A

                                                    Position with Zapata and
Name and Residence or Business Address              Principal Occupation or Employment
--------------------------------------              ----------------------------------
Malcolm I. Glazer Family Limited Partnership, a     Controlling Stockholder
Nevada limited partnership
270 Commerce Drive
Rochester, New York 14623

Malcolm I. Glazer                                   Sole executive officer, director and shareholder of
1482 South Ocean Boulevard                          Malcolm I. Glazer, GP, Inc., sole general partner of
Palm Beach, Florida  33480                          the Malcolm I. Glazer Family Limited Partnership;
                                                    Private Investor

Avram A. Glazer                                     Chairman of the Board, President and
100 Meridian Centre, Suite 350                      Chief Executive Officer
Rochester, New York  14618

Leonard DiSalvo                                     Vice President Finance - Chief
100 Meridian Centre, Suite 350                      Financial Officer
Rochester, New York  14618

Gordon E. Forth, Esq.                               Corporate Secretary, Partner - Woods Oviatt Gilman, LP.
700 Crossroads Building
2 State Street
Rochester, New York  14614

Robert V. Leffler, Jr.                              Director, Owner- The Leffler Agency
2607 N. Charles Street
Baltimore, Maryland  21218

Warren H. Gfeller                                   Director, Principal in Clayton/Hamilton Equities,
5428 Payne Court                                    L.L.C., Stranger Valley Company, L.L.C. and Tatgc
Shawnee, Kansas  66226                              Chemical and Manufacturing, Inc.

Bryan G. Glazer                                     Director, Employed by, and works on behalf of a number
One Buccaneer Place                                 of entities owned and controlled by Malcolm I. Glazer,
Tampa, Florida  33607                               including The Tampa Bay Buccaneers, a National Football
                                                    League franchise

                                                    Position with Zapata and
Name and Residence or Business Address              Principal Occupation or Employment
--------------------------------------              ----------------------------------
Edward S. Glazer                                    Director, Employed by, and works on behalf of a number
One Buccaneer Place                                 of entities owned and controlled by Malcolm I. Glazer,
Tampa, Florida  33607                               including The Tampa Bay Buccaneers, a National Football
                                                    League franchise

Darcie S. Glazer                                    Director, Employed by, and works on behalf of, Malcolm
4380 N. Bay Road                                    I. Glazer and a number of entities owned and controlled
Miami Beach, Florida  33140                         by Malcolm I. Glazer, including First Allied
                                                    Corporation

John R. Halldow                                     Director, Director of Public Affairs for Rural Metro
10 Line Street                                      Medical Services
Pittsford, New York  14534

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                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
1                 Irrevocable Proxy dated September 26, 2003 executed by Putnam
                  Investment Management, LLC in favor of Zapata

2                 Irrevocable Proxy dated September 26, 2003 executed by Putnam
                  Fiduciary Trust Company on behalf of Marsh & McLennan
                  Companies, Inc. in favor of Zapata

3                 Irrevocable Proxy dated September 26, 2003 executed by Wayland
                  Investments Fund, LLC in favor of Zapata

4                 Irrevocable Proxy dated September 26, 2003 executed by
                  Jefferies & Company, Inc. in favor of Zapata